UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Ternium S.A.

(Name of Issuer)

Common Stock, $1.00 par value per share

(Title of Class of Securities)

880890108

(CUSIP Number)

February 15, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(page 1 of 8)

SCHEDULE 13G

CUSIP No. 880890108

1		NAME OF REPORTING PERSONS Usinas Siderúrgicas de Minas Gerais S.A. – Usiminas I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 00-0000000
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Brazil
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12		TYPE OF REPORTING PERSON (See Instructions) CO

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SCHEDULE 13G

CUSIP No. 880890108

1		NAME OF REPORTING PERSONS Usiminas Europa A/S I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 00-0000000
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Denmark
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12		TYPE OF REPORTING PERSON (See Instructions) CO

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Item 1.

(a)	Name of Issuer: Ternium S.A.

(b)	Address of Issuer’s Principal Executive Offices: 46, Av. John. F. Kennedy, L-1855 Luxembourg, Grand-Duchy of Luxembourg

Item 2.

(a)	Name of Person Filing:

This statement is being jointly filed by Usinas Siderúrgicas de Minas Gerais S.A. – Usiminas (“Usiminas”) and Usiminas Europa A/S, a wholly-owned subsidiary of Usiminas (“Usiminas Europa”).

(b)
Address of Principal Business Office or, if none, Residence:

Usinas Siderúrgicas de Minas Gerais S.A. – Usiminas
Rua Professor Jose Vieira de Mendonca 3011
Bairro Engenho Nogueira
CEP 31.310-260 Belo Horizonte
Minas Gerais, Brazil

Usiminas Europa A/S
c/o MHS Advokatanpartsselskab
Noerre Voldgade 68, 5th floor, P.O. Box 40
1002 Copenhagen K. Denmark

(c)	Citizenship: Usiminas is incorporated in Brazil. Usiminas Europa is incorporated in Denmark.

(d)	Title of Class of Securities: Common Stock, $1.00 par value per share

(e)	CUSIP Number: 880890108

Item 3.            If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐	An investment adviser in accordance with §240.13(d)-1(b)(1)(ii)(E).
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

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(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.             Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount Beneficially Owned: 0

(b)	Percent of Class: 0.0%

(c)	Number of shares as to which the person has:

	(i)	sole power to vote or to direct the vote: 0

	(ii)	shared power to vote or to direct the vote: 0

	(iii)	sole power to dispose or to direct the disposition of: 0

	(iv)	shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class.

 If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

On February 15, 2011, (i) pursuant to a Purchase Agreement, dated February 9, 2011, by and among Usiminas, Usiminas Europa S/A and Techint Holdings S.ar.l, Usiminas Europa sold 27,777,780 shares of Common Stock of the Issuer to Techint Holdings S.ar.l, (ii) pursuant to a Purchase Agreement, dated February 9, 2011, by and among Usiminas, Usiminas Europa S/A, the Issuer and Ternium International, Inc., a subsidiary of the Issuer, Usiminas Europa A/S sold 41,666,666 shares of Common Stock of the Issuer to Ternium International, Inc. and (iii) pursuant to an Underwriting Agreement, dated February 9, 2011 (the “Underwriting Agreement”), by and among Usiminas, the Issuer and J.P. Morgan Securities LLC, on behalf of itself and the other underwriters named therein (collectively, the “Underwriters”), Usiminas Europa sold 188,075,900 shares of Common Stock of the Issuer to the Underwriters in connection with a public securities offering registered with the Commission.  On February 18, 2011, pursuant to the over-allotment option under the Underwriting Agreement, Usiminas Europa sold its remaining 28,211,380 shares of Common Stock of the Issuer to the Underwriters, leaving Usiminas Europa and Usiminas with no beneficial ownership of any shares of Common Stock of the Issuer.

Item 6.             Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.             Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

 Item 8.            Identification and Classification of Member of the Group.

Not applicable.

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Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 28, 2011

USINAS SIDERÚRGICAS DE MINAS GERAIS S.A. – USIMINAS

/s/ Wilson Brumer
Name: Wilson Brumer
Title: CEO

/s/ Ronald Seckelmann
Name: Ronald Seckelmann
Title: Financial Vice President

USIMINAS EUROPA A/S

/s/ Wilson Brumer
Name: Wilson Brumer
Title: Director

/s/ Ronald Seckelmann
Name: Ronald Seckelmann
Title: Director

/s/ Michael Steffensen
Name: Michael Steffensen
Title: Director

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EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the Statement on Schedule 13G, dated February 28, 2011, with respect to the shares of common stock, $1.00 par value per share, of Ternium S.A. is, and any amendments thereto executed by each of us shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, and that this Agreement shall be included as an Exhibit to the Schedule 13G and each such amendment. Each of the undersigned agrees to be responsible for the timely filing of the Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning itself contained therein. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the 28th day of February, 2011.

USINAS SIDERURGICAS DE MINAS GERAIS S.A. - USIMINAS

/s/ Wilson Brumer
Name: Wilson Brumer
Title: CEO

/s/ Ronald Seckelmann
Name: Ronald Seckelmann
Title: Financial Vice President

USIMINAS EUROPA A/S

/s/ Wilson Brumer
Name: Wilson Brumer
Title: Director

/s/ Ronald Seckelmann
Name: Ronald Seckelmann
Title: Director

/s/ Michael Steffensen
Name: Michael Steffensen
Title: Director

(page 8 of 8)